

Mail Stop 3561

December 22, 2016

Via E-mail
Mr. Luis Ganoza Durant
Chief Financial Officer
Fortuna Silver Mines, Inc.
200 Burrard Street, Suite 650
Vancouver, BC, Canada V6C 3L6

> **Re:** **Fortuna Silver Mines, Inc.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **Form 6-K furnished November 8, 2016**
> **File No. 001-35297**

Dear Mr. Durant:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F filed March 29, 2016

Note 2 – Basis of Consolidation and Summary of Significant Accounting Policies
e) Mineral Properties, plant and Equipment
i. Exploration and Evaluation Assets, page 11

1. Please quantify the amount of exploration and evaluation assets that you have recorded as of December 31, 2015 and tell us the location of these assets on your balance sheet. To the extent you have included these assets in mineral properties, plant and equipment, identify the amounts of exploration and evaluation assets that are recorded in your tables at footnote 8 and tell us how your disclosure complies with paragraph 25 of IFRS6.

2.   We note your policy disclosure of your exploration and evaluation assets indicates that you reclassify exploration and evaluation costs to mining properties if a mineable ore body is discovered. Please clarify the meaning of "mineable ore body" and explain how its discovery would trigger reclassification to property, plant and equipment under paragraph 17 of IFRS6.

ii. Operational Mining Properties and Mine Development, page 11

3.   You state that your mineral properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically. Please address the following points:

•   Tell us how you determine the portion of resources that is included in your depletion base

•   Tell us the percentage and amount of measured, indicated and inferred resources that you include.

•   To the extent inferred resources have been included, please tell us your basis for their inclusion given that the tonnage, grade and mineral content can typically only be estimated with a low level of confidence and explain to us how you compensated for this lower confidence level in making your determination that these resources can be extracted economically.

Note 14 – Income Tax, page 40

4.   Please further describe the nature and composition of the "under/(over) provided in prior years" and "impact of foreign exchange on tax assets and liabilities" line items in your income tax reconciliation. Please confirm to us that you will clearly describe the nature of these significant reconciling items in future filings.

Form 6-k furnished November 8, 2016

Exhibit 99.1 – Condensed Consolidated Interim Financial Statements

Note 8. Mineral Properties

5.   We note you acquired all of the issued and outstanding shares of Goldrock Mining Corp on July 28, 2016 and accounted for the transaction as an acquisition of assets. We understand that Goldrock's principal asset, the Lindero project, is in the development stage and is not yet in production.   However, we also understand that you anticipate potential production by 2018 based on your press release on June 7, 2016. Please tell us how you determined that Goldrock Mines did not meet the definition of a business under IFRS3 specifically addressing your consideration of paragraph B10 of IFRS3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining